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19011119

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-00216

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 (MM/DD/YY) AND ENDING 09/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LORD ABBETT DISTRIBUTOR LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 HUDSON STREET
(No. and Street)

JERSEY CITY	NEW JERSEY	07302-3973
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TONY PEREIRA (201) 827-2255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE	NEW YORK	NEW YORK	10036
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
NOV 27 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, TONY PEREIRA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LORD ABBETT DISTRIBUTOR LLC, as of and for the year ended September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

ALEXANDRA G. MUCHA
Notary Public, State of New Jersey
My Commission Expires
April 12, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lord Abbett Distributor LLC
(SEC I.D. No. 8-00216)

Statement of Financial Condition
September 30, 2019

Table of Contents

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Ernst & Young LLP
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New York, NY 10036-6530

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Report of Independent Registered Public Accounting Firm

To the Managing Member of Lord Abbett Distributor LLC.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lord Abbett Distributor LLC (the Company) as of September 30, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at September 30, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2013.
New York, NY

November 22, 2019

Lord Abbett Distributor LLC

Statement of Financial Condition

September 30, 2019

Assets		
Cash and cash equivalents (including Lord Abbett U.S. Government and Government Sponsored Enterprises Money Market Fund, Inc. of $6,538,763)	$	29,743,669
Prepaid distribution costs		32,762,274
Receivable for distribution and service fees and sales commissions		23,534,471
Other assets		94,141
Total assets	$	86,134,555
Liabilities and Member's Equity		
Liabilities:		
Marketing support payable	$	20,627,549
Due to Managing Member *(Note 5)*		3,795,104
Accounts payable and accrued expenses		709,785
Total liabilities		25,132,438
Member's equity:		
Capital		1,500,296,358
Accumulated deficit		(1,439,294,241)
Total Member's equity		61,002,117
Total liabilities and Member's equity	$	86,134,555

See accompanying notes to financial statement.

Lord Abbett Distributor LLC

Notes to Statement of Financial Condition

September 30, 2019

1. Organization

Lord Abbett Distributor LLC (the "Company") is a New York limited liability company engaged in the general business of underwriting and distributing securities of investment companies. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Lord, Abbett & Co. LLC (the "Managing Member"), a Delaware limited liability company, has a 100% interest in the Company.

Company revenue is largely dependent on the total value of assets and sales of domestic investment companies ("Investment Companies") which are sponsored and managed by the Managing Member. Accordingly, fluctuations in financial markets impact the Company's revenue and results of operations. The Investment Companies are related parties to the Company. Management believes that all transactions between related parties are on terms equivalent or similar to what they would be if they were with third parties.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 because the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

The Managing Member has represented it will continue to make capital contributions to the Company to ensure the continued operations of the Company and compliance with capital requirements through September 30, 2020.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and is presented in United States ("U.S.") dollars.

Cash and Cash Equivalents

The Company maintains cash balances at two financial institutions. Cash and cash equivalents include money market investments with original maturities of three months or less. Investments in Lord Abbett U.S. Government and Government Sponsored Enterprises Money Market Fund, Inc. are considered cash

2. Summary of Significant Accounting Policies (continued)

equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

The Company's cash is primarily on deposit at Bank of America. The Company is subject to concentration risk should this financial institution be unable to fulfill its obligations.

Prepaid Distribution Costs

Commissions paid in advance to unaffiliated third party brokers in connection with the sale of Class A and C shares of the Investment Companies are capitalized and amortized over one year.

Receivable for Distribution and Service Fees and Sales Commissions

Receivable for distribution and service fees include 12b-1 fees that are owed from the Investment Companies, which are affiliated companies. Sales commissions are earned upon sale of securities of the Investment Companies.

Marketing Support Payable

Marketing support payable includes 12b-1 fees payable to unaffiliated third party broker-dealers.

Revenue Recognition

On October 1, 2018, the Company adopted Accounting Standards Update 2014-09, *Revenue from Contracts with Customers (ASC Topic 606)* ("ASU 2014-09") using a modified retrospective approach. As a result of the adoption, the presentation of certain costs from a net presentation within revenue has changed to a gross presentation, particularly those related to 12b-1 payments to brokers and commissions paid to brokers.

Distribution and service fees are accrued monthly based on the average net assets of the Investment Companies. Fees earned in connection with the offering of the securities of the Investment Companies are presented gross, with 12b-1 fees paid to unaffiliated third party broker-dealers as an expense on the statement of income.

The income from Class A and C contingent deferred sales charges accrued and collected is deferred and amortized over six months with one-half of the income being recognized in the month collected.

Sales commission income is recorded on a trade date basis upon sale of securities of the Investment Companies.

2. Summary of Significant Accounting Policies (continued)

Dividend income is earned on a monthly basis from the Lord Abbett U.S Government and Government Sponsored Enterprises Money Market Fund, Inc.

Interest income is earned on a monthly basis from cash balances in Bank of America accounts.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are comprised of deferred income for Class A and C contingent deferred sales charges, expense accruals and dealer commissions payable.

Allocated Expenses

The Company receives services from the Managing Member, which provides the use of its employees, facilities and utilities and other business-related expenses. The Company has amounts due to the Managing Member resulting primarily from such transactions (Note 5). An allocation methodology, pursuant to an expense sharing agreement, has been applied on a consistent basis to shared expenses to equate the proportional cost of a service or product to the proportional use or benefit derived by the Company.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. Accordingly, there is no provision for income taxes in the accompanying financial statement. Such taxes are the responsibility of the Managing Member.

Use of Estimates

The preparation of this financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of this financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU No. 2018-13 Fair Value Measurement (Topic 820), Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement and is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company is currently evaluating and will implement necessary reporting changes effective October 1, 2020.

2. Summary of Significant Accounting Policies (continued)

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is currently evaluating and will implement necessary reporting changes effective October 1, 2019.

3. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of September 30, 2019, the Company had regulatory net capital of $16,662,871 and a regulatory net capital requirement of $1,675,497. The Company's ratio of aggregate indebtedness to regulatory net capital was 1.51 to 1 at September 30, 2019. Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital of the broker/dealer is less than the amount required under Rule 15c3-1.

4. Fair Value Measurements

The Company applies Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – unadjusted quoted prices in active markets for identical investments;

Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.); and

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques employed maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy, the Company's investment assets included in cash and cash equivalents, at fair value as of September 30, 2019:

	Level 1	Level 2	Level 3	Total
Money market funds	$ 6,538,763	$ -	$ -	$ 6,538,763

Investments in open-ended money market funds are valued at their net asset value at the close of each business day. Changes in valuation techniques may result in transfers into or out of an assigned level within the three-tier hierarchy. All transfers between different levels within the three-tier hierarchy are deemed to have occurred as of the beginning of the reporting period. There have been no such transfers between levels for the year ended September 30, 2019.

5. Related-Party Transactions

As noted above, the Company receives certain services from the Managing Member and, as a result, due to Managing Member represents allocated expenses and certain direct expenses paid for by the Managing Member on behalf of the Company, which are reimbursable to the Managing Member.

Liabilities to the Managing Member at September 30, 2019 were $3,795,104. There were no amounts due from Managing Member as of September 30, 2019.

The Managing Member contributed additional capital of $10,000,000 through direct cash contributions during the year ended September 30, 2019.

Distribution and service fees revenue and sales commissions' revenue are derived from the Investment Companies which are sponsored and managed by the Managing Member. Such revenues are collected monthly from the Investment Companies.

For the year ended September 30, 2018, expenses that were allocated from the Managing Member were comprised of personal services, facilities and equipment, consultant agency and other personnel costs, travel and entertainment and research and market data services.

6. Commitments and Contingencies

From time to time, the Company is involved in litigation matters arising in connection with the conduct of its business. Based on available information and consultation with legal counsel, the Company does not believe that such matters will have a material effect on the Company's financial condition, results of operations or cash flows for the year ended September 30, 2019.

7. Subsequent Events

Management evaluated all events that occurred from September 30, 2019 through November 22, 2019, the date the financial statement was available to be issued. During that period, the Company did not have any material recognizable subsequent events.

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